# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Array Technologies, Inc., CIK 0001820721
CUSIP: 04271T100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3901 MIDWAY PLACE NE, ALBUQUERQUE, New Mexico (NM), 87109
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001520354

## Reporting persons
- BNP Paribas Asset Management Holding S.A.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 7,906,547; shared voting power 0; sole dispositive power 7,932,009; shared dispositive power 0; aggregate amount beneficially owned 7,932,009 (5.2% of the class)
  Comment: Shares reported are inclusive of the Parent Holding Company's subsidiaries: AXA Investment Managers UK Limited, BNP Paribas Asset Management Europe and BNP Paribas Asset Management UK Limited.

## Item 1. Issuer
Name of issuer: Array Technologies, Inc.
Address of issuer's principal executive offices: 3901 MIDWAY PLACE NE, ALBUQUERQUE, NEW MEXICO, 87109.

## Item 2. Person Filing
Name of person filing: BNP Paribas Asset Management Holdings SA
Address of principal business office or, if none, residence:
8, Rue Du Port
92729 Nanterre
Citizenship: France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A parent holding company.

## Item 4. Ownership
Amount beneficially owned: 7,932,009
Percent of class: 5.2
Sole power to vote or to direct the vote: 7,906,547
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,932,009
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Shares reported are those beneficially owned by one IA and two FI entities entities associated with the asset management holding company, BNP Paribas Asset Management Holdings SA, as referenced in the Exhibit.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to HC is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BNP Paribas Asset Management Holding S.A.: Sylvain Noyelle, Head of Compliance (02/11/2026)